UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PETVIVO HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

716817 101

(CUSIP Number)

DR. DAVID B. MASTERS

1000 Westgate Drive #127

St. Paul, Minnesota 55114

651-209-0763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: David B. Masters* I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,503,645 Shares
	8	SHARED VOTING POWER: 1,406,110 Shares
	9	SOLE DISPOSITIVE POWER: 1,503,645 Shares
	10	SHARED DISPOSITIVE POWER: 1,406,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,909,755 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.44%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND

*The Reporting Person is the President, Chief Technical Officer and a member of the Board of Directors of the Issuer. The Reporting Person is also a director and the chief executive officer of Gel-Del Technologies Inc., which holds of record 703,055,020 shares of restricted common stock of the Issuer. The Reporting Person together with John F. Dolan have the sole power and authority to direct the disposition of the shares of common stock held by Gel-Del Technologies Inc., a Minnesota corporation ("Gel-Del"). As of the date of this Schedule 13D, the Issuer and Gel-Del are nearing consummation of the Issuer's acquisition of Gel-Del incident to a Plan of Exchange to be filed with the Secretary of State of Nevada (the "Plan of Exchange"), after which Gel-Del will become a wholly-owned subsidiary of the Issuer.

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This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”). Dr. Masters is referred to herein as the “Reporting Person”.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of PetVivo Holdings, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12100 Singletree Lane, Suite 186, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background

(a) Name:

This statement is filed by Dr. David B. Masters.

(b) Residence or business address:

The business address of the Reporting Person is 1000 Westgate Drive # 127, Saint Paul, Minnesota 55114.

(c) Present principal occupation and employment

Businessman. The Reporting Person is the President, Chief Technical Officer and a member of the Board of Directors of the Issuer. The Reporting Person is also the chief executive officer of Gel-Del Technologies Inc., a private Minnesota corporation ("Gel-Del").

(d) Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

United States.

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Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

On approximately April 10, 2015, there as a settlement of amounts due and owing to the Reporting Person by the Issuer pertaining to compensation owed for past services and associated benefits in the amount of $172,000 (the "Debt"). The Reporting Person agreed to accept the issuance by the Issuer of 43,000 shares of restricted common stock at a per share price of $4.00.

The Reporting Person was previously a shareholder of the Issuer's wholly-owned subsidiary, PetVivo Inc., and received 349,761,041 shares of the Issuer's restricted common stock in exchange for his equity interest in Pet Vivo (which was subsequently reduced to 699,522 shares of common stock pursuant to the reverse stock split of one for 500 effective September 8, 2014). This transaction was disclosed in the Schedule 13D filed with the Securities and Exchange Commission on March 24, 2014.

The Reporting Person is also a director of Gel-Del, which received 703,055,020 shares of the Issuer's restricted common stock in exchange for its equity interest in Pet Vivo (reduced to 1,406,100 shares of common stock pursuant to the reverse stock split of one for 500 effective September 8, 2014), in which he has an indirect ownership interest.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of June 5, 2015, the Reporting Person is the beneficial owner of 1,503,645 shares of common stock of the Issuer representing 19.35% of the Issuer’s issued and outstanding shares. As of June 5, 2015, the Reporting Person is the beneficial owner of a further 1,406,110 shares of common stock of the Issuer representing 18.10% of the Issuer's issued and outstanding shares, which are held of record by Gel-Del Technologies Inc. and over which he has together with John F. Dolan sole dispositive power.

(b)

As of June 5, 2015, the Reporting Person has the power to vote and direct the disposition of an aggregate 1,503,645 shares directly held of record and an aggregate 1,406,110 shares of common stock which are held indirectly of record.

(c)	The Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the direct beneficial owner of 19.35% and the indirect beneficial owner of 19.10% of the Issuer’s common shares as of June 5, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Securities Exchange Agreement is incorporate herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015	By:	/s/ Dr. David B. Masters
Dr. David B. Masters